VITAS GROUP, INC.

ITALIA #32-81 Y MARIANA DE JESUS

QUITO, EC 170102 ECUADOR

Tel. 011-59302-6000404

Email: vitasgroup@gmail.com

November 7, 2011

Mr. Max A. Webb

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re: Vitas Group, Inc.

       Amendment No.3 to

       Registration Statement on Form S-1

       Filed on October 13, 2011

       File No. 333-175590

Dear Mr. Webb:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vitas Group, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 9:00 a.m. Eastern Daylight Time on Thursday, November 10, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

/S/ Irina Tchernikova

Name: Irina Tchernikova

Title: President, Treasurer and Secretary (Principal Executive, Financial and Accounting Officer)

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